

July 27, 2015

Via E-mail
Brett Roper
Chief Operating Officer
Medicine Man Technologies, Inc.
13791 E. Rice Place, Suite 107.
Aurora, CO 80015

> **Re: Medicine Man Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 10, 2015**
> **File No. 333-203424**

Dear Mr. Roper:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2015 letter.

Description of Business

Description of Services/Pricing, page 26

1.   We have considered your revisions in response to comments 1 and 2 in our letter dated June 26, 2015. Please revise to more specifically discuss the "on-site, hand on support and training" provided by cultivation experts. Please also describe, as previously requested, the respective fees collected for the specific services actually provided. Please discuss each of the formal arrangements with past clients and revise to provide the material terms of such agreements, as previously requested.

2.   We note in response to comment 5 in our letter dated June 26, 2015 that you are currently unaware as to whether any of your existing clients are currently distributing medical or recreational cannabis products. To aid investors in understanding your ongoing

relationship with clients, please expand to discuss more specifically all post-construction consulting services that you provide. Please also confirm whether you have entered into any such arrangements with historical clients.

Financial Statements, beginning on page F-1

3.   Please refer to prior comment 6 and address the following:

- Please have the independent accounting revise the opinion to include an explanatory paragraph referencing the restatement.

- Please have the independent accountant revise the reference to the footnote that presents the restatement in the dual date to the opinion to reference the actual footnote in which that information is presented. Note 3 to the financial statements discloses information related to a receivable.

- We note that the statement of operations information for the period ended December 31, 2014 presented in the Selected Financial Data on page 6 does not agree to the audited financial statements or to the discussion of the restatement in the header thereto, which was added in response to the comment. Please revise accordingly.

- We note that the revisions of the discussion of operations for the year ended December 31, 2014 on page 21 in response to the comment includes a reference to a net loss of $44,734 for that period. This amount does not agree to the other reference to the net loss for that period on that page or to the financial statements. Please revise accordingly.

- We note the revision made in response to the comment by the inclusion of Note 10 to the financial statements. It appears that footnote presents the license recognized at a negative amount. Please revise accordingly.

Note 11. Subsequent Events, page F-12

4.   Please note that there appears to be a typographical error in the total dollar amount ascribed to the shares issued in March, 2015 for legal fees. Please revise accordingly.

Interim Financial Statements for Fiscal Quarter Ended March 31, 2015, page F-13

5.   Please note that it appears the balance sheet information presented in these financial statements at December 31, 2014 does not agree to the audited balance sheet. Please revise accordingly

Exhibit 23.1

6.   We note the revision made in response to comment 10; however, it is not appropriate to dual date the consent. The reference to the original issuance date of the opinion and the

dual date thereto resulting from the restatement should be made within the text describing the financial statements for which the consent is being issued. Please revise accordingly.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Andrew I. Telsey, Esq.
       Andrew I. Telsey, P.C.